EXHIBIT 18

November 20, 2018

Board of Directors
Johnson Controls International plc
One Albert Quay
Cork, Ireland

Dear Directors:

We are providing this letter to you for inclusion as an exhibit to Johnson Controls International plc’s (the “Company”) Annual Report on Form 10-K for the year ended September 30, 2018 (the “Form 10-K”) pursuant to Item 601 of Regulation S-K.

We have audited the consolidated financial statements included in the Form 10-K and issued our report thereon dated November 20, 2018. Note 1 to the financial statements describes a change in accounting principle related to changing the date the annual goodwill impairment test is performed from September 30 to July 31. It should be understood that the preferability of one acceptable method of accounting over another for the timing of annual impairment testing has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management’s determination that this change in accounting principle is preferable. Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-K, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that such change represents, in the Company’s circumstances, a change to a preferable accounting principle in conformity with Accounting Standards Codification 250, Accounting Changes and Error Corrections.

Very truly yours,

/s/PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Milwaukee, Wisconsin